Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 23, 2024	Financial Contact: David M. Lowe, 612-623-6456 Media Contact: Meredith A. Sobieck, 612-623-6427 Meredith_A_Sobieck@graco.com

Graco Reports Third Quarter Results
MINNEAPOLIS (October 23, 2024) – Graco Inc. (NYSE: GGG) today announced results for the third quarter ended September 27, 2024.

Summary
$ in millions except per share amounts

	Three Months Ended			Nine Months Ended
	Sep 27, 2024	Sep 29, 2023	% Change	Sep 27, 2024	Sep 29, 2023	% Change
Net Sales	$519.2	$539.7	(4)%	$1,564.6	$1,629.0	(4)%
Operating Earnings	145.7	163.2	(11)%	440.1	476.9	(8)%
Net Earnings	122.2	133.1	(8)%	377.4	396.6	(5)%
Diluted Net Earnings per Common Share	$0.71	$0.77	(8)%	$2.19	$2.30	(5)%

Adjusted (non-GAAP): (1)
Operating Earnings, adjusted	$145.7	$162.4	(10)%	$440.1	$476.1	(8)%
Net Earnings, adjusted	$122.2	$131.5	(7)%	$367.1	$386.9	(5)%
Diluted Net Earnings per Common Share, adjusted	$0.71	$0.76	(7)%	$2.13	$2.24	(5)%
(1) Excludes impacts of excess tax benefits from stock option exercises, contingent consideration fair value adjustments and impairment charges. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Net sales for the third quarter decreased 4 percent, with decreases in all segments. Regionally, sales increased modestly in the Americas and decreased in EMEA and Asia Pacific.
•Lower sales volume and higher operating expenses contributed to an 11 percent decline in operating earnings for the third quarter.
•Net earnings for the third quarter decreased 8 percent as increased interest income and lower interest expense partially offset the decrease in operating earnings.
"We continued to experience soft demand trends in our core end markets, especially in Asia Pacific, which negatively affected our sales for the third quarter," said Mark Sheahan, Graco's President and CEO. "The decline in demand was widespread, with the most significant impact felt in the Industrial and Process segments. However, our gross margin remained resilient despite the decrease in volume."

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Consolidated Results
Net sales for the third quarter decreased 4 percent from the comparable period last year. Third quarter net sales increased 1 percent in the Americas, decreased 2 percent in EMEA (3 percent at consistent translation rates) and decreased 21 percent in Asia Pacific. Year-to-date net sales decreased 4 percent from the comparable period last year. Year-to-date net sales were flat in the Americas, decreased 2 percent in EMEA (3 percent at consistent translation rates) and decreased 18 percent in Asia Pacific (17 percent at consistent translation rates). Changes in currency translation rates did not have a significant impact on worldwide net sales for the third quarter and decreased worldwide net sales by $4 million for the year to date.

Gross profit margin rate improved approximately 1 percentage point for both the third quarter and year to date from the comparable periods last year due to favorable price-cost dynamics.

Total operating expenses increased $9 million (7 percent) for the third quarter and $19 million (5 percent) for the year to date, respectively, compared to last year. More than half of the increase for the quarter and year to date was from investments in new product development and other growth initiatives, including the relocation to a new distribution center. Reductions in volume and earnings-based expenses of $3 million for the quarter and $8 million for the year to date partially offset the increase in operating expenses.

Interest expense was $1 million lower for the third quarter and $3 million lower for the year to date compared to the same periods last year as private placement debt was repaid in the third quarter of 2023. Other income increased $4 million for the quarter and $10 million for the year to date from the comparable periods last year largely due to increased interest income.

The effective income tax rate was 19 percent for the third quarter and 17 percent for the year to date. Adjusted to exclude the impacts of excess tax benefits from stock option exercises (see Financial Results Adjusted for Comparability below), the adjusted effective income tax rate of 19 percent for the quarter and 20 percent for the year to date was comparable to last year.

Segment Results
Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Nine Months
	Contractor	Industrial	Process	Contractor	Industrial	Process
Net Sales (in millions)	$242.3	$156.3	$120.6	$742.0	$454.0	$368.7
Percentage change from last year
Sales	(1)%	(1)%	(12)%	(1)%	(4)%	(10)%
Operating earnings	(3)%	(4)%	(25)%	3%	(8)%	(18)%
Operating earnings as a percentage of sales
2024	29%	34%	27%	30%	33%	28%
2023	30%	35%	31%	29%	35%	31%

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Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(2)%	0%	0%	(2)%	(1)%	0%	0%	(1)%
EMEA	(4)%	0%	1%	(3)%	(1)%	0%	1%	0%
Asia Pacific	7%	0%	0%	7%	4%	0%	(2)%	2%
Consolidated	(1)%	0%	0%	(1)%	0%	0%	(1)%	(1)%
Contractor segment net sales decreased 1 percent for both the third quarter and year to date as favorable response to new product offerings was unable to offset softness in worldwide construction markets. For the quarter, price realization was unable to offset higher expenses, which resulted in a 1 percentage point decrease in the operating margin rate. The operating margin rate for the year to date increased 1 percentage point as price realization and lower product costs combined to more than offset higher expenses.
Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	18%	0%	(1)%	17%	8%	0%	0%	8%
EMEA	3%	0%	1%	4%	(1)%	0%	0%	(1)%
Asia Pacific	(27)%	0%	0%	(27)%	(22)%	0%	(1)%	(23)%
Consolidated	0%	0%	(1)%	(1)%	(3)%	0%	(1)%	(4)%
Industrial segment net sales decreased 1 percent for the third quarter as timing of finishing system sales in the Americas largely offset declines in Asia Pacific. For the year to date, sales growth in the Americas was unable to offset decreases in both EMEA and Asia Pacific. The operating margin rate decreased 1 percentage point for the quarter and 2 percentage points for the year to date as price realization was unable to offset the unfavorable effects of lower volume, product and channel mix, and higher expenses.
Components of net sales change by geographic region for the Process segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(6)%	0%	0%	(6)%	(6)%	0%	0%	(6)%
EMEA	(14)%	0%	0%	(14)%	(10)%	0%	0%	(10)%
Asia Pacific	(27)%	0%	0%	(27)%	(23)%	0%	0%	(23)%
Consolidated	(12)%	0%	0%	(12)%	(10)%	0%	0%	(10)%
Continued weakness in the Process segment's semiconductor product application drove a double-digit decrease in net sales for both the third quarter and year to date. Operating margin rates for the quarter and year to date declined, driven by lower sales volume and higher expenses.

Outlook
"Overall, many of our end markets and regions continue to face challenges," said Sheahan. "We are reaffirming our full-year revenue guidance, which anticipates a low single-digit decline on an organic, constant currency basis. Despite this outlook, we remain dedicated to our established core strategies: creating innovative products, expanding our distribution, exploring new and adjacent markets, and pursuing strategic acquisitions. We are eager to continue advancing these strategies within the framework of the new organizational structure."

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2025 Change in Organizational Structure

As previously announced, effective January 1, 2025, the Company will move to a global, customer-centric operating structure with four business divisions: Industrial, Powder, Expansion Markets and Contractor.

Industrial Division:
The Company’s current Industrial and Lubrication Equipment Divisions, along with the Process Transfer Equipment business that is part of the Company’s Process Division, will be combined to form the new global Industrial Division.

Powder Division:
The Powder Division is currently structured as a global business and will continue to operate as it does today.

Expansion Markets Division:
The Expansion Markets Division will focus on driving the Company's inorganic growth in new and adjacent markets. The Company’s existing environmental, semiconductor, high-pressure valves and electric motors businesses, together with select future ventures and acquisitions, will reside within this newly-formed division.

Contractor Division:
The Company's current Contractor Equipment Division, renamed the Contractor Division, will be restructured to serve the needs of its global customers.

Reportable Segments:
Starting January 1, 2025, the Company will classify its business into three reportable segments: Industrial, Expansion Markets and Contractor.

•The Industrial segment, consisting of the newly formed Industrial Division and the Powder Division.
•The Expansion Markets segment consisting of the Expansion Markets Division.
•The Contractor segment, consisting of the Contractor Division, will remain unchanged as a reporting segment relative to prior periods.

Segment operating results will be reported under the new organizational structure for the first quarter of 2025, in connection with the effective date of the realignment. Historic segment information will be recasted to conform to the new organizational structure. The Company expects to provide recast segment financial information in connection with its earnings release for the fourth quarter of 2024 as supplemental information on the Company’s website at www.graco.com.

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Financial Results Adjusted for Comparability
Excluding the impacts excess tax benefits from stock option exercises, contingent consideration fair value adjustments and impairment charges presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP adjusted measurements of operating earnings, earnings before income taxes, income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Nine Months Ended
	Sep 27, 2024	Sep 29, 2023	Sep 27, 2024	Sep 29, 2023
Operating earnings, as reported	$145.7	$163.2	$440.1	$476.9
Contingent consideration	—	(8.6)	—	(8.6)
Impairment	—	7.8	—	7.8
Operating earnings, adjusted	$145.7	$162.4	$440.1	$476.1

Earnings before income taxes	$151.3	$164.3	$456.8	$481.3
Contingent consideration	—	(8.6)	—	(8.6)
Impairment	—	7.8	—	7.8
Earnings before income taxes, adjusted	$151.3	$163.5	$456.8	$480.5

Income taxes, as reported	$29.1	$31.2	$79.4	$84.7
Excess tax benefit from option exercises	—	0.8	10.3	8.9
Income taxes, adjusted	$29.1	$32.0	$89.7	$93.6

Effective income tax rate
As reported	19.2%	19.0%	17.4%	17.6%
Adjusted	19.2%	19.6%	19.7%	19.5%

Net Earnings, as reported	$122.2	$133.1	$377.4	$396.6
Contingent consideration	—	(8.6)	—	(8.6)
Impairment	—	7.8	—	7.8
Excess tax benefit from option exercises	—	(0.8)	(10.3)	(8.9)
Net Earnings, adjusted	$122.2	$131.5	$367.1	$386.9

Weighted Average Diluted Shares	172.1	172.8	172.3	172.3
Diluted Earnings per Share
As reported	$0.71	$0.77	$2.19	$2.30
Adjusted	$0.71	$0.76	$2.13	$2.24

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Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2023 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to, risks relating to the demand for our products and the level of commercial and industrial activity worldwide; changes in currency translation rates; international and domestic political instability; interest rate fluctuations and changes in credit markets; global sourcing of materials; interruptions of or intrusions into our information systems; intellectual property rights; the use of generative artificial intelligence; conducting business internationally; catastrophic events; our ability to attract, develop and retain qualified personnel; public health crises; our growth strategies and acquisitions; potential goodwill impairment; our ability to compete effectively; our dependence on a few large customers; our dependence on cyclical industries; changes in laws and regulations; climate-related laws, regulations and accords; environmental, social and governance-related expectations and requirements; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; and costs associated with legal proceedings. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2023 (and the most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A of our Annual Report on Form 10-K for fiscal year 2023 might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 24, 2024, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s third quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 27, 2024	Sep 29, 2023	Sep 27, 2024	Sep 29, 2023
Net Sales	$519,212	$539,672	$1,564,644	$1,628,962
Cost of products sold	243,082	255,148	721,463	767,883
Gross Profit	276,130	284,524	843,181	861,079
Product development	21,306	19,817	65,076	61,582
Selling, marketing and distribution	65,143	60,495	200,773	194,258
General and administrative	43,958	41,823	137,252	129,130
Contingent consideration	—	(8,600)	—	(8,600)
Impairment	—	7,800	—	7,800
Operating Earnings	145,723	163,189	440,080	476,909
Interest expense	656	1,391	2,034	4,536
Other (income) expense, net	(6,225)	(2,483)	(18,756)	(8,877)
Earnings Before Income Taxes	151,292	164,281	456,802	481,250
Income taxes	29,095	31,158	79,426	84,693
Net Earnings	$122,197	$133,123	$377,376	$396,557
Net Earnings per Common Share
Basic	$0.72	$0.79	$2.24	$2.35
Diluted	$0.71	$0.77	$2.19	$2.30
Weighted Average Number of Shares
Basic	168,810	169,005	168,800	168,569
Diluted	172,111	172,780	172,348	172,336

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Nine Months Ended
	Sep 27, 2024	Sep 29, 2023	Sep 27, 2024	Sep 29, 2023
Net Sales
Contractor	$242,295	$245,269	$741,975	$746,888
Industrial	156,294	157,084	453,993	470,797
Process	120,623	137,319	368,676	411,277
Total	$519,212	$539,672	$1,564,644	$1,628,962
Operating Earnings
Contractor	$71,053	$73,512	$221,555	$216,152
Industrial	52,361	54,298	149,881	162,955
Process	32,452	43,001	104,772	127,186
Unallocated corporate (expense)	(10,143)	(8,422)	(36,128)	(30,184)
Contingent consideration	—	8,600	—	8,600
Impairment	—	(7,800)	—	(7,800)
Total	$145,723	$163,189	$440,080	$476,909